UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
Orange 21 Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
685317109

(CUSIP Number)

With a copy to:
No Fear, Inc. 1812 Aston Avenue Carlsbad, California 92008 Attention: Mark Simo / Scott Benjamin (760) 930 1704	Cary K. Hyden, Esq. Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 540-1235

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 3, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 1 (“Amendment No. 1”) is being filed by No Fear, Inc., a California Corporation (“No Fear”), Mark Simo and Brian Simo (collectively, the “Reporting Persons”) to amend and supplement the statement on Schedule 13D (the “Original Statement”) previously filed on November 3, 2008 by the Reporting Persons relating to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Orange 21 Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein shall have the meanings ascribed to them in the Original Statement.
Item 4. Purpose of Transaction.
Item 4 of the Original Statement is hereby amended to add the following:
On November 3, 2008, No Fear Retail sent a letter to the Board of Directors of the Issuer, a copy of which is attached hereto as Exhibit 4 and is incorporated by reference herein.
Item 7. Material to be Filed as Exhibits.
Item 7 of the Original Statement is hereby amended to add the following:

Exhibit No.	Description

4	Letter sent by No Fear Retail Stores, Inc. to the Members of the Board of Directors of Orange 21 Inc., dated November 3, 2008

SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.
Date: November 4, 2008

NO FEAR, INC.
By:	/s/ Mark Simo
	Name:	Mark Simo
	Title:	Chief Executive Officer

MARK SIMO
By:	/s/ Mark Simo
	Name:	Mark Simo

BRIAN SIMO
By:	/s/ Brian Simo
	Name:	Brian Simo

3

INDEX OF EXHIBITS

Exhibit No.	Description

1	Letter sent by No Fear Retail Stores, Inc. to the Members of the Board of Directors of Orange 21 Inc., dated October 16, 2008 *

2	Letter sent by No Fear Retail Stores, Inc. to Stone Douglass, Ted Roth and David Mitchell as Members of the Board of Directors of Orange 21 Inc., dated October 29, 2008 *

3	Joint Filing Agreement *

4	Letter sent by No Fear Retail Stores, Inc. to the Members of the Board of Directors of Orange 21 Inc., dated November 3, 2008 +

*	previously filed on Schedule 13D on November 3, 2008

+	filed herewith